UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 25, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or the “Company”)

Trading statement and operating update for the financial year ended 30 June 2025 ("FY25")

Johannesburg. Monday, 25 August 2025. "As Harmony marks its 75th anniversary, FY25 stands out as our tenth consecutive year of meeting guidance - a testament to a decade of operational discipline and consistency. We delivered group production of 46 023kg (1 479 671oz), landing towards the upper end of our guided range, driven by robust contributions from our high-grade South African underground operations and the Hidden Valley mine in Papua New Guinea.

Recovered underground grades improved by 3% to 6.27g/t, exceeding the upwardly revised guidance of 6g/t, supported by an exceptional performance at Mponeng. Through disciplined cost management, we maintained all-in sustaining costs (AISC) at R1 054 346/kg (US$1 806/oz), comfortably within the guided range of R1 020 000/kg to R1 100 000/kg.

Our strategy remains firmly centered on value enhancement over volume growth through safe, profitable ounces. By allocating capital to higher-margin, lower-risk assets and prioritising quality ounces over output, we continue to strengthen margins, improve portfolio resilience, and enhance long-term returns.

Gold remains at the core of our business, underpinning our identity and long‑term value proposition. Copper, however, will be a key enhancement and catalyst for future earnings growth - providing diversification, supporting the global energy transition, and helping to secure robust cash flows across commodity cycles. By integrating copper into our high‑margin portfolio, we strengthen our ability to generate returns through both favourable and challenging market conditions. We have a proven track record of delivery and a clear plan to enhance portfolio quality. With safety, operational excellence and effective capital allocation as non‑negotiable foundations, Harmony is positioned to create enduring value for all stakeholders," said Beyers Nel, CEO of Harmony.

Expected basic and headline earnings for FY25

Shareholders of Harmony are advised that a reasonable degree of certainty exists that basic earnings for FY25 will be higher than for the financial year ended 30 June 2024 ("the previous comparable period" or "FY24") primarily due to:

•an increase in group revenue as a result of continued operational excellence and a higher average gold price received. The average gold price received increased by 27% to R1 529 358/kg (US$2 620/oz) from R1 201 653/kg (US$1 999/oz)
•no impairment recognised on assets during FY25 due to headroom shown on all assets compared to R2 793 million (US$154 million) impairment in FY24.

The increase in earnings was partially offset by the following:

•an increase in production costs mainly due to inflationary increases on costs including labour, contractors, consumables and electricity;
•the royalty expense increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied;
•an increase in the taxation expense of approximately R3 500 million (US$200 million), of which approximately R1 750 million (US$100 million) relates to current taxation. The increase in current taxation was mainly due to higher profitability resulting from continued operational excellence and the increased gold price received. The remainder of the increase relates to deferred taxation, reflecting the change in temporary differences as well as the impact of changes in deferred tax rates applied for the majority of the group's South African mining companies.

Consequently, earnings per share (“EPS”) are expected to be between 2 180 and 2 450 South African ("SA") cents per share, which is an increase of between 57% and 77% on the EPS of 1 386 SA cents per share for the previous comparable period. In United States ("US") dollar terms, the earnings per share is expected to be between 120 and 132 US cents per share, which is an increase of between 64% and 81% on the profit per share of 73 US cents per share reported for the previous comparable period.

Headline earnings per share (“HEPS”) are expected to be between 2 190 and 2 500 SA cents per share, which represents an increase of between

18% and 35% from the HEPS of 1 852 SA cents per share reported in the previous comparable period. In US dollar terms, the headline earnings per share is expected to be between 121 and 137 US cents per share, which is an increase of between 22% and 38% on the HEPS of 99 US cents per share reported for the previous comparable period.

Harmony will publish its financial results for the financial year ended 30 June 2025 on Thursday, 28 August 2025. Please see Harmony’s website for more details: www.harmony.co.za.

The financial information on which this trading statement has been based, has not been reviewed or reported on by Harmony’s external auditors.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
25 August 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. All statements other than statements of historical facts included in this market release may be forward-looking statements.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

Any forward-looking statement contained in this market release has not been reviewed or reported on by Harmony’s external auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 25, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director